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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2008


                              AETERNA ZENTARIS INC.
                         -------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F / / Form 40-F /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                    Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated February 29, 2008: AEterna Zentaris Announces the Departure of SVP, Administrative and Legal Affairs

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                                                                          [LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS ANNOUNCES THE DEPARTURE OF SVP, ADMINISTRATIVE AND LEGAL
AFFAIRS

QUEBEC CITY, CANADA, FEBRUARY 29, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS;
TSX: AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced the resignation of Mario Paradis, CA, the Company's Senior Vice President, Administrative & Legal Affairs and Corporate Secretary. Mr. Paradis has accepted the position of Vice President and Chief Financial Officer of Atrium Innovations, a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Mr. Paradis will remain in his capacity at the Company through a transition period, and his departure will become effective in early April.

David J. Mazzo, Ph.D., President and CEO of AEterna Zentaris commented, "We would like to extend our sincere appreciation to Mario for his dedication and significant contributions to the evolution of AEterna Zentaris over the years. We wish him well as he embarks on this new chapter in his career."

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not

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undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

                                      -30-

CONTACTS

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(908) 626-5509
jthomas@aezsinc.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

                                        2
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                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AETERNA ZENTARIS INC.


Date: February 29, 2008            By: /s/Mario Paradis
-----------------------                -----------------------------------------
                                       Mario Paradis
                                       Senior Vice President, Administrative and
                                       Legal Affairs and Corporate Secretary